UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Acquisition of relevant ownership position in Hidrovias

São Paulo, March 24, 2024 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in compliance with CVM Resolution 44/21, hereby informs that it signed, through a subsidiary, a share purchase and sale instrument with Pátria HBSA Co-Investimento – Fundo de Investimentos em Participações Multiestratégia; Pátria Infraestrutura Brasil Fundo de Investimento em Participações Multiestratégia; Pátria Infraestrutura Fundo de Investimento em Participações Multiestratégia and Sommerville Investments B.V. for the acquisition of 128,369,488 shares of Hidrovias do Brasil S.A. (“Hidrovias”), which represent 16.88% of its share capital (“Transaction Shares”), for R$ 3.98/share. In addition, Ultrapar informs that it currently owns shares that represent 4.99% of Hidrovias’ share capital, which, added to the Transaction Shares, will amount to an ownership position of 21.87% of Hidrovias’ share capital. The Company informs that it is also party in a financial settlement derivatives operation referenced in shares of Hidrovias equivalent to 4.99% of its share capital.

Hidrovias has built a logistics operation with scale to offer integrated waterway transport solutions, terminal operations, cabotage and integration of transport services. Hidrovias operates in a high-growth sector, considering the deficit of logistics infrastructure and the growing expansion of agribusiness, with complementary and synergistic operations to Ultrapar's portfolio.

The acquisition of this stake in Hidrovias is aligned with Ultrapar's strategy of expanding its presence in sectors exposed to the Brazilian agribusiness, mainly in the Midwest and Northern regions, investing in companies in which it can contribute with strategic, operational, administrative and financial knowledge.

Ultrapar plans to be a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model. The closing of the transaction is subject to approval by CADE and the non-application of the obligation to carry out a public offering to increase relevant ownership position (poison pill) by Hidrovias.

The Company will maintain the market and its shareholders duly informed.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Material Notice)